SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated November 9, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________)

Enclosure:	Partner Communications Reports Third Quarter 2009 Results

PARTNER COMMUNICATIONS REPORTS
THIRD QUARTER 2009 RESULTS

—    64,000 NEW SUBSCRIBERS ADDED IN Q3 2009 - SURPASSING 3 MILLION SUBSCRIBERS

—     DIVIDEND DECLARED FOR Q3 2009: NIS 300 MILLION

—     COMPANY CONSIDERS CAPITAL REDUCTION OF OVER NIS 1 BILLION1

Q3 2009 Highlights (compared with Q3 2008) 2

—	Total Revenues: NIS 1,575 million (US$ 419 million), a decrease of 3.3%

—	Service Revenues: NIS 1,389 million (US$ 370 million), a decrease of 4.3%

—	Operating Profit: NIS 401 million (US$ 107 million), a decrease of 23.2%

—	Net Income: NIS 263 million (US$ 70 million), a decrease of 20.3%

—	EBITDA: NIS 570 million (US$ 152 million), a decrease of 10.9%

—	EBITDA[3] Margin[4]: 36.2% of total revenues compared with 39.3%

—	Free Cash Flow [5]: NIS 301 million (US$ 80 million), a decrease of 35.1%

—	Subscriber Base: 64,000 net additions in the quarter, to reach 3.008 million, including 1.199 million 3G subscribers

—	Dividend Declared: NIS 1.94 (52 US cents) per share or ADS (in total approximately NIS 300 million or US$ 80 million) for Q3 2009

[1]	The capital reduction is subject to the approval of the Board of Directors and the applicable Israeli Court.
[2]	On January 1, 2009, the Company adopted the International Financial Reporting Standards (“IFRS”), replacing the previous reporting standard of US GAAP. Comparative data for 2008 have been restated to retrospectively reflect the application of IFRS as from January 1, 2008. See further explanations in the press release of May 21, 2009.
[3]	For definition of EBITDA measure, see “Use of Non-GAAP Financial Measures” below (p10)
[4]	Equivalent to 41.0% of service revenues in Q3 2009, compared with 44.0% of service revenues in Q3 2008
[5]	Cash flows generated from operating activities, net of cash flows used for investing activities

Rosh Ha’ayin, Israel, November 09, 2009 – Partner Communications Company Ltd. (“Partner” or the “Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, today announced its results for the third quarter of 2009. Partner reported total revenues of NIS 1.6 billion (US$ 419 million) in Q3 2009, EBITDA of NIS 570 million (US$ 152 million), and net income of NIS 263 million (US$ 70 million).

Mr. David Avner, Partner’s CEO, commented on the quarter’s results: “I am pleased with Partner’s results this quarter. Partner’s continuous commitment to provide the best service to its customers has been recently rewarded by a survey run by “The Marker”, which attributes to Partner the best score in service level out of all the Israeli cellular companies, in all the survey parameters. Our ability to continually attract new customers is also reflected in the high level of our net additions this quarter. In a highly saturated market, our customer-oriented approach has enabled us to recruit an impressive 64 thousand subscribers, and we are proud to have surpassed 3 million subscribers.”

“We continue to experience a challenging competitive and regulatory environment, which is pushing tariffs downwards and pressuring margins. In such challenging times, the Company needs to adjust its cost structure. We have already started an efficiency program that should bear fruits during 2010 with the key aim to improve our profitability levels.”

“At the same time, Partner continues to invest in its strategic initiatives and new domains of activity. Partner is committed to innovation and I am very proud that for the third time in a row, the Company was designated by top Israeli business managers the most innovative company in Israel by a wide margin. The recent developments in the Israeli telecoms landscape support Partner’s vision and place the Company in a strong position to take advantage of new opportunities and achieve its goal to become a comprehensive communication service provider.”

“Partner is, and will stay committed to returning value to its shareholders, as demonstrated by the distribution of NIS 300 million this quarter”.

“I would like to conclude by congratulating Scailex Corporation, its business partners and Scailex’s chairman, Mr. Ilan Ben-Dov, for the successful completion of the acquisition of Partner’s controlling interest and warmly welcome them on board. I would also like to thank Hutchison Telecom and its chairman, Mr. Canning Fok, for creating such a high standard company and providing Partner with an everlasting support that has made it the leading telecom company it is today.”

Mr. Ilan Ben Dov, Partner’s chairman, added: “I am thrilled and proud to have successfully completed the acquisition of the controlling interest in Partner and very excited at the prospect of joining such a valued company. Partner is one of the strongest and most valued companies in the Israeli economy, and I look forward to working with Partner’s excellent management team and dedicated employees to continue and prosper in the future.”

Key Financial and Operational Parameters

	Q3 2009	Q3 2008	Q3'09 vs Q3'08

Revenues (NIS millions)	1,575	1,629	-3.3%
Operating Profit (NIS millions)	401	522	-23.3%
Net Income (NIS millions)	263	330	-20.3%
Cash flow from operating activities net of investing activities (NIS millions)	301	464	-35.1%

EBITDA (NIS millions)	570	640	-10.9%
Subscribers (end of period, in thousands)	3,008	2,882	+4.4%
Quarterly Churn Rate (%)	4.2	3.9	+0.3
Average Monthly Usage per Subscriber (minutes)	369	376	-1.9%
Average Monthly Revenue per Subscriber (NIS)	151	165	-8.5%

Financial Review

In Q3 2009 net revenues totaled NIS 1,575 million (US$ 419 million), decreasing by 3.3% from NIS 1,629 million in Q3 2008.

Within the total, service revenues contributed NIS 1,389 million (US$ 370 million), representing a decrease of 4.3% from NIS 1,452 million in Q3 2008. As in the previous quarters of 2009, the decrease is primarily due to lower outgoing voice revenues reflecting both the competitive market conditions which continue to dilute the outgoing voice tariff and the reduction in the billing interval in 2009 as mandated by the Ministry of Communications, as well as the impact of lower roaming activity. Positive impacts on revenues included the growth in total network minutes reflecting the approximate 4.4% increase in the subscriber base and an increase in the proportion of higher-than average ARPU post-paid subscribers, as well as increases in content and data revenues (including SMS services) and revenues from non-cellular services.

Revenues from content and data services excluding SMS in Q3 2009 were NIS 128 million (US$ 34 million) or 9.2% of service revenues, similar to NIS 128 million or 8.8% of service revenues in Q3 20086.

SMS service revenues increased by 9.2% from NIS 87 million or 6.0% of service revenues in Q3 2008, to NIS 95 million (US$ 25 million) or 6.8% of service revenues, in Q3 2009.

The gross profit from services for the third quarter 2009 was NIS 543 million (US$ 144 million), representing a decrease of 20.7% compared with NIS 685 million in Q3 2008. This decrease is attributed to the 10.3% increase in the cost of service revenues, from NIS 767 million in Q3 2008 to NIS 846 million (US$ 225 million) in Q3 2009, in addition to the effect of the decrease in service revenues. The increase in the cost of service revenues reflects additional expenses associated with the new fixed line services, an approximate NIS 27 million increase in depreciation expenses resulting from the accumulated capitalized handset sales costs from the beginning of 2009, and a further increase of approximately NIS 14 million in depreciation expenses due to network equipment disposals.

Non-capitalized equipment revenues in Q3 2009 were NIS 186 million (US$ 49 million), an increase of 5.1% from NIS 177 million in Q3 2008. The increase in revenues reflects a significant increase in the number of transactions and an increase in the revenue per transaction due to the higher proportion of 3G sales. This increase was partially offset by the impact of handset sales capitalization of those sales where the conditions for capitalization under IFRS were met7. Equipment revenues were reduced by approximately NIS 58 million due to the capitalization of handset sales in Q3 2009.

[6]	Content and data revenues for Q3 2008 have been reclassified to conform to the current year presentation. The company does not consider the changes material.

[7]	Whilst the financial statements have been prepared on the basis of the application of IFRS as from January 1 2008, the capitalization of subscriber acquisition and retention costs (including relevant handset revenues) only began on January 1 2009, the first period in which the conditions for capitalization as described in the relevant accounting policy were fulfilled.

The gross profit from non-capitalized equipment sales totaled NIS 29 million (US$ 8 million) in Q3 2009, compared with a gross loss on equipment sales of NIS 14 million in Q3 2008. This change reflects the approximate NIS 36 million net impact of the capitalization of handset subsidies (handset revenues less handset costs) under IFRS in Q3 2009, partially offset by the increase in transactions and the increase in cost per transaction due to the higher proportion of 3G sales.

Total gross profit for Q3 2009 was NIS 572 million (US$ 152 million), representing a decrease of 14.8% from NIS 671 million in Q3 2008.

Selling, marketing, general and administration expenses amounted to NIS 187 million (US$ 50 million) in Q3 2009, an increase of 14.7% from NIS 163 million in Q3 2008. The increase reflects the additional marketing and selling costs related to the ISP and fixed telephony initiatives, and larger provisions for doubtful accounts from receivables on handset sales following an increase in the number of handsets sold through the monthly customer bill rather than through a separate secured credit card transaction. The increase in selling expenses was partially offset by the net impact of the capitalization of sales commissions under IFRS which reduced expenses by approximately NIS 6 million in Q3 2009.

Overall, operating profit in Q3 2009 was NIS 401 million (US$ 107 million), compared with NIS 522 million in Q3 2008, a decrease of 23.2%.

EBITDA for Q3 2009 totaled NIS 570 million (US$ 152 million), or 41.0% of service revenues and 36.2% of total revenues. Compared with NIS 640 million in Q3 2008 (44.0% of service revenues and 39.3% of total revenues), this represents a decrease of 10.9%. Excluding the impact of capitalization of handset sales in Q3 2009, EBITDA would have been NIS 528 million in Q3 2009, a decrease of 17.5% compared with Q3 2008. The decrease is largely explained by the additional expenses related to the ramp-up of the ISP and fixed telephony initiatives in the amount of approximately NIS 41 million for the quarter, and the effect of the reduction in service revenues.

Finance costs, net were NIS 61 million (US$ 16 million) in Q3 2009, representing a decrease of 14.1% from NIS 71 million in Q3 2008. The decrease primarily reflects an increase in gains from currency exchange movements, partially offset by higher linkage expenses due to the increase in the CPI level from 2.1% in Q3 2008 to 2.4% in Q3 2009.

Net income totaled NIS 263 million (US$ 70 million), a decrease of 20.3% from NIS 330 million in Q3 2008. Again, the decrease primarily reflects the supplementary expenses related to the ramp-up of the ISP and fixed telephony services, as well as the impact of the reduction in service revenues including roaming revenues.

Based on the average number of shares outstanding during Q3 2009, basic earnings per share or ADS, was NIS 1.71 (46 US cents) in Q3 2009, a decrease of 20.1% from NIS 2.14 in Q3 2008.

Funding and Investing Review

In Q3 2009 cash flows generated from operating activities, net of cash flows used for investing activities (Free Cash Flow) totaled NIS 301 million (US$ 80 million), compared with NIS 464 million in Q3 2008, a decrease of 35.1%. The decrease largely reflects the reduction in cash flows generated from operating activities, as well as a 39.3% increase in cash flows used for investing activities, reflecting the impact of capitalization of handset sales costs under IFRS on investments in intangible fixed assets. Net investment in fixed assets for Q3 2009 was NIS 112 million or 7.1% of total revenues, approximately no change from NIS 111 million in Q3 2008.

Dividend

The Board of Directors approved the distribution of a dividend for Q3 2009 of NIS 1.94 (US 52 cents) per share or ADS (in a total of approximately NIS 300 million or US$ 80 million) to shareholders and ADS holders of record on November 25, 2009. The dividend is expected to be paid on December 10, 2009.

The Company is currently reviewing its dividend policy for 2010. The Company is also considering a capital reduction in order to distribute a one-time dividend of over NIS 1 billion. If approved by the Board of Directors and the applicable court, the contemplated capital reduction will likely take place during the first quarter of 2010.

Operational Review

Approximately 64,000 net new subscribers joined Partner Communications in Q3 2009. The active subscriber base stood at approximately 3,008,000 on September 30, 2009. This included approximately 2,210,000 postpaid subscribers (73.5% of the base) and 798,000 prepaid subscribers. The quarterly churn rate for Q3 2009 was 4.2% compared with 3.9% in Q3 2008, the increase being attributable to higher churn of lower contribution pre-paid subscribers.

By quarter-end, approximately 1,199,000 subscribers were subscribed to the 3G network. Total market share at the end of the quarter is estimated to be approximately 32%, no significant change from the previous quarter.

Average minutes of use per subscriber (“MOU”) were 369 minutes in Q3 2009, compared with 376 minutes in Q3 2008. As in the first two quarters of 2009, the decrease reflects the large number of free minutes that were granted to subscribers as part of special campaigns during 2008. Excluding the impact of these free minutes, MOU increased slightly in Q3 2009 compared with the parallel quarter of 2008.

The average revenue per user (“ARPU”) in Q3 2009 was NIS 151 (US$ 40), compared with NIS 165 in Q3 20088. The decrease reflects the tariff reduction resulting from the increasingly competitive market conditions and the reduction in the billing interval, as well as lower roaming revenues.

Other

Mr. Jacob Perry, who had been appointed as a Director of the Company’s Board on behalf of the Company’s Israeli founding shareholders and their approved substitutes, announced his resignation from the Board of Directors. Mr. Perry informed the Board that his resignation was due to his other business occupations and not from a legal constraint.

Outlook and Guidance

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “This quarter we continued to face tough economic and market conditions. We also invested this quarter significant funds in our new ISP and fixed line services. Nevertheless, when compared with the results of our record third quarter of 2008, the results of this quarter clearly reveal the need to drive profitability higher. We have begun to put together a wide-ranging operating efficiency program, with the help of McKinsey consultants, which is aimed to reduce operating costs from 2010.

In the short term, we expect the gap in profitability for the fourth quarter 2009 compared with the parallel quarter of 2008 to be more moderate than it was in the third quarter.”

[8]	See footnote 6 on page 5.

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s third quarter results on Monday, November 09, 2009, at 16:00 Israel local time (9AM EST). Please call the following numbers (at least 10 minutes before the hour) in order to participate:

North America toll-free: 1 888 281 1167, International: +972 3 918 0687

This conference call will also be broadcasted live over the Internet and can be accessed by all interested parties through our investor relations web site at:

http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of November 16, 2009.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. – Information on the Company”, “Item 5. – Operating and Financial Review and Prospects”, “Item 8A. – Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in the form 20-F filed with the SEC on April 27, 2009. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with IFRS, other than EBITDA which is a non-GAAP financial measure.

The financial information is presented in NIS millions and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at September 30, 2009: US $1.00 equals NIS 3.758. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:

Earnings before financial interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBITDA is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3million subscribers in Israel (as of September 30, 2009). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. (“Scailex”). Scailex’s shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on “Pink Quote” under the symbol SCIXF.PK. Scailex currently operates in three major domains of activity: 1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the three major cellular operators in Israel;; 2) distribution and sale of various manufacturers’ mobile handsets, accessories and provision of maintenance services, through a chain of retail stores and booths (“Dynamic”), to end customers of Cellcom (as part of the acquisition of the controlling stake in Partner, Scailex announced to Cellcom the termination of the distribution agreement through Dynamic, effective July 1, 2010) and; (3) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site.

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V.P. Corporate Development, Strategy and IR
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54 -7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2009	December 31, 2008	September 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

CURRENT ASSETS
Cash and cash equivalents	33	184	9
Trade receivables	1,234	1,103	329
Other receivables	43	32	11
Inventories	147	125	39
Income tax receivable	9		2
Derivative financial instruments	32	27	9

	1,498	1,471	399

NON CURRENT ASSETS
Trade Receivables	452	417	120
Property and equipment	2,048	1,935	545
Licenses and other intangible assets	1,270	1,261	338
Deferred income taxes	37	81	10

	3,807	3,694	1,013

TOTAL ASSETS	5,305	5,165	1,412

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	New Israeli shekels		Convenience translation into U.S. dollars
	September 30, 2009	December 31, 2008	September 30, 2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

CURRENT LIABILITIES
Current maturities of long term liabilities and short
term loans	751	568	200
Trade payables	868	819	231
Parent group - trade	3	4	1
Other liabilities	266	294	70
Provisions	29		8
Derivative financial instruments	21	7	6
Dividend payable	230		61
Income tax payable		42

	2,168	1,734	577

NON CURRENT LIABILITIES
Notes payable	1,115	1,613	297
Liability for employee rights upon retirement, net	46	53	12
Asset retirement obligation	26	23	7
Other liabilities	9	10	2

	1,196	1,699	318

TOTAL LIABILITIES	3,364	3,433	895

EQUITY

Share capital - ordinary shares of NIS 0.01
par value: authorized - December 31, 2008, and
September 30, 2009 - 235,000,000 shares; issued and
outstanding -
December 31, 2008 - 153,419,394 shares
September 30, 2009 - 154,070,722 shares	2	2	1
Capital surplus	2,470	2,446	657
Accumulated deficit	(180)	(365)	(48)
Treasury shares, at cost -
December 31, 2008 and September 30, 2009 - 4,467,990 shares	(351)	(351)	(93)

TOTAL EQUITY	1,941	1,732	517

TOTAL EQUITY AND LIABILITIES	5,305	5,165	1,412

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30, 2009	3 month period ended September 30, 2009
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions (except per share data)

Revenues	4,501	4,749	1,575	1,629	1,198	419
Cost of revenues	2,773	2,908	1,003	958	738	267

Gross profit	1,728	1,841	572	671	460	152

Selling and
marketing
expenses	292	298	107	94	78	29
General and administrative
expenses	222	201	80	69	59	21
Other income	55	51	16	14	15	4

Operating profit	1,269	1,393	401	522	338	106
Finance income	22	42	7	3	6	2
Finance expenses	157	189	68	74	42	18

Finance costs, net	135	147	61	71	36	16

Profit before income tax	1,134	1,246	340	451	302	90
Income tax expenses	287	338	77	121	76	20

Profit for the period	847	908	263	330	225	70

Earnings per share
Basic	5.51	5.82	1.71	2.14	1.47	0.46

Diluted	5.48	5.77	1.70	2.12	1.46	0.45

Weighted average number of shares
outstanding (in thousands)
Basic	153,671	156,011	153,902	154,383	153,671	153,902

Diluted	154,525	157,275	154,827	155,532	154,525	154,827

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

	New Israeli shekels				Convenience translation into U.S. dollars
	9 month period ended September 30		3 month period ended September 30		9 month period ended September 30, 2009	3 month period ended September 30, 2009
	2009	2008	2009	2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Profit for the period	847	908	263	330	225	70
Other comprehensive income (losses)
Actuarial gains (losses) from defined
benefit plan	8	(2)	(1)		2
Tax	(2)	1

Other comprehensive income
for the period, net of tax	6	(1)	(1)		2

TOTAL COMPREHENSIVE INCOME FOR THE
PERIOD, NET OF TAX	853	907	262	330	227	70

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	New Israeli shekels		Convenience translation into U.S. dollars
	9 month period ended September 30,
	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

CASH FLOWS FROM OPERATING ACTIVITIES:
Cash generated from operations (Appendix)	1,615	1,766	430
Income tax paid	(290)	(299)	(77)

Net cash provided by operating activities	1,325	1,467	353

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(429)	(329)	(114)
Acquisition of intangible assets	(167)	(24)	(44)
Proceeds from (payments for) derivative financial instruments, net	31	(26)	8

Net cash used in investing activities	(565)	(379)	(150)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	24	14	6
Dividend paid	(471)	(694)	(125)
Repayment of capital lease	(6)	(5)	(2)
Purchase of company's shares by the company		(351)
Interest paid	(68)	(68)	(18)
Short term loans	(20)	20	(5)
Repayment of long term bank loans		(21)
Repayment of notes payable	(370)		(99)

Net cash used in financing activities	(911)	(1,105)	(243)

DECREASE IN CASH AND CASH EQUIVALENTS	(151)	(17)	(40)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	184	148	49

CASH AND CASH EQUIVALENTS AT END OF PERIOD	33	131	9

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Appendix – Cash generated from operations and supplemental information

	New Israeli shekels		Convenience translation into U.S. dollars
	9 month period ended September 30,
	2009	2008	2009
	(Unaudited)	(Unaudited)	(Unaudited)
	In millions

Cash generated from operations:
Profit for the period	847	908	225
Adjustments for net income for the period:
Depreciation and amortization	414	350	110
Amortization of deferred compensation related to employee stock
option grants, net	15	7	4
Liability for employee rights upon retirement, net	1	4
Finance costs, net	74	103	20
Gain from change in fair value of derivative
financial instruments	(22)	(16)	(6)
Interest paid	68	68	18
Deferred income taxes	42	26	11
Income tax paid	290	299	77
Capital loss on sale of fixed assets	2	1	1
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable:
Trade	(166)	83	(44)
Other	(11)	8	(3)
Increase (decrease) in accounts payable and accruals:
Parent group- trade	(1)	2
Trade	104	(62)	28
Other	31	(33)	8
Income tax payable	(51)	12	(14)
Increase in inventories	(22)	6	(5)

Cash generated from operations:	1,615	1,766	430

At September 30, 2009 and 2008, trade payables include NIS 165 million ($44 million) (unaudited) and NIS 182 million (unaudited) in respect of acquisition of fixed assets, respectively.

These balances will be given recognition in these statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	9 Month Period Ended September 30,		9 Month Period Ended September 30,
	2009	2008	2009
	(Unaudited)
	In millions

Net cash provided by operating activities	1,325	1,467	353

Liability for employee rights upon retirement	(1)	(4)
Accrued interest and exchange and linkage differences on long-term
liabilities	(142)	(171)	(38)
Increase (decrease) in accounts receivable:
Trade	166	(83)	44
Other, including derivative financial instruments	33	8	9
Decrease (increase) in accounts payable and accruals:
Trade	(104)	63	(28)
Shareholder - current account	1	(2)
Other (excluding tax provision)	264	333	71
Increase (decrease) in inventories	22	(6)	6
Increase in Assets Retirement Obligation	1	(1)
Financial Expenses	130	138	35

EBITDA	1,696	1,742	452

*	The convenience translation of the New Israeli Shekel (NIS) figures into US dollars was made at the exchange prevailing at September 30, 2009 : US $1.00 equals 3.758 NIS.
**	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

APPENDIX: EFFECT OF TRANSITION TO IFRS:

An explanation of how the transition from US GAAP to IFRSs has affected the Company’s financial position and financial performance is set out in the following tables and the notes that accompany the tables.

Exemptions from full retrospective application elected by the Company:

1.	Fair value as deemed cost exemption

The Company has elected to measure property and equipment at fair value as at 1 January 2008. See A below.

2.	Business combinations exemption

The Company has applied the business combinations exemption in IFRS 1. It has not restated business combinations that took place prior to the 1 January 2008 transition date.

The following adjustments relate to the effect of the transition to reporting under IFRS, as issued by the International Accounting Standards Board, as do the explanations with respect to these adjustments and with respect to the exemptions that the Company has elected to apply upon the transition to the IFRS reporting regime. The adjustments are presented as follows:

a.	Adjustments to the consolidated statements of income for the periods of nine and three months ended September 30, 2008.

b.	Adjustments to certain equity items as of September 30, 2008.

c.	The provision of explanations with respect to the above adjustments, together with a description of the exemptions adopted by the Company under IFRS 1 during the course of the transition to the IFRS regime.

Consolidated interim statement of income:

		Nine months ended September 30, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Unaudited)
		New Israeli shekels
	Note	In millions, except per share data

Revenues		4,749		4,749
Cost of revenues	A, B, C	3,071	(163)	2,908

Gross Profit		1,678	163	1,841

Selling and marketing expenses		301	(3)	298
General and administrative expenses	L	181	20	201
Other income	L		51	51

Operating profit		1,196	197	1,393

Finance income			43	43
Finance expenses			190	190
Finance costs, net	C, F, L	112	(112)

Profit before income tax		1,084	162	1,246
Income tax expense	A, C	297	41	338

Profit for the period		787	121	908

Earnings per share
Basic		5.04	0.78	5.82

Diluted		5.01	0.76	5.77

Weighted average number of shares outstanding (in thousands)
Basic		156,011		156,011

Diluted		157,096	179	157,275

Consolidated interim statement of income:

		Three months ended September 30, 2008
		Reported under US GAAP	Effect of transition to IFRS	IFRS
		(Unaudited)
		New Israeli shekels
	Note	In millions, except per share data

Revenues		1,629		1,629
Cost of revenues	A, B, C	1,001	(43)	958

Gross Profit		628	43	671

Selling and marketing expenses		97	(3)	94
General and administrative expenses	L	62	7	69
Other income	L		14	14

Operating profit		469	53	522

Finance income			4	4
Finance expenses			75	75
Finance costs, net	C, F, L	64	(64)

Profit before income tax		405	46	451
Income tax expense	A, C	109	12	121

Profit for the period		296	34	330

Earnings per share
Basic		1.92	0.22	2.14

Diluted		1.91	0.21	2.12

Weighted average number of shares outstanding
(in thousands)
Basic		154,383		154,383

Diluted		155,356	176	155,532

Consolidated reconciliation of equity:

	NIS in millions
	Note	Share capital	Capital surplus	Accumulated deficit	Treasury shares	Total

As of September 30, 2008 Reported
under US GAAP (Unaudited)		2	2,566	(810)	(351)	1,407
Effect of adjustments, net for:
Options to employees	K		(257)	257
CPI adjustment - equity	B		135	(135)
Property and equipment	A			200		200
CPI adjustment- licenses	B			39		39
Software adjustment	B			31		31
Liability for employee rights
upon retirement	C			16		16
Derivatives	F			(1)		(1)
Asset retirement obligation	E			(6)		(6)

As of September 30, 2008 under IFRS
(Unaudited)		2	2,444	(409)	(351)	1,686

A.	Property and equipment

At the transition date, the Company chose to state the property and equipment at their fair value and to determine that value as deemed cost, in accordance with the exemption of IFRS 1. As part of the deemed cost, the company made an estimation of the remaining useful life of each significant component of property and equipment. Depreciation is calculated using the straight line method for each individual significant component of an item of property and equipment. See also changes in property and equipment in respect of asset retirement obligation in E below.

As a result, the property and equipment balances increased by NIS 269 million as at September 30, 2008, while the deferred tax balances deriving from the differences in the measurement of the property and equipment for tax purposes decreased compared with the presentation of property and equipment for accounting purposes, by approximately NIS 68 million at September 30, 2008. The Accumulated deficit has decreased on this date by the respective net amounts.

The deemed cost evaluation included lengthening of the estimated useful lives of the property and equipment as follows:

	Before evaluation	After evaluation
years

Communications network:
Physical layer and infrastructure	5-10	10-25

Other Communication network	5-10	3-15

Computers, hardware and software for
information systems	3-7	3-10
Office furniture and equipment	7-15	7-10
Optic fibers and related assets	10-15	7-25

As a result, the depreciation expenses for the nine and three months ended September 30, 2008 has decreased by NIS 157 million, and NIS 39 million respectively. As a result the income tax increased by NIS 39 million, and NIS 10 million for the nine and three months ended September 30, 2008, respectively.

B.	Inflation Adjustment

The value of non monetary assets and equity items that were measured on the basis of historical cost under US GAAP, have been adjusted for changes in the general purchasing power of the Israeli currency – NIS, based upon changes in the Israeli Consumer Price Index (“CPI”) until December 31, 2003; as until that date the Israeli economy was considered hyperinflational according to IFRS, as a result:

1. Capital Surplus increased by NIS 135 million at September 30, 2008.

2. License intangible asset increased by NIS 52 million at September 30, 2008, while the deferred tax balances deriving from the differences in its measurement tax purposes decreased, by approximately NIS 13 million at September 30, 2008. As a result, the cost of sales increased for the nine and three months ended September 30, 2008 by NIS 3 million and NIS 1 million, respectively; while the income tax expense for the nine months ended September 30, 2008 decreased by NIS 1 million.

3. Software intangible asset increased by NIS 41 million at September 30, 2008, while the deferred tax balances deriving from the differences in its measurement tax purposes decreased, by approximately NIS 10 million at September 30, 2008. As a result, the cost of sales increased for the nine and three months ended September 30, 2008 by NIS 2 million and NIS 2 million, respectively;

C.	Liability for employee rights upon retirement, net

Under US GAAP, the Liability for severance pays for employees’ rights upon retirement was measured by multiplying the years of tenure by the last monthly salary of the employee (i.e. one monthly salary for each year of tenure) at each balance sheet date, and the amount funded for severance pay that has been accumulated for this liability is measured based on redemption values at each balance sheet date. In addition, under US GAAP, amounts funded with severance pay funds were presented as long term investments. Under IFRS, the liability for employee rights upon retirement is computed under the provisions of IAS 19 Employee benefits (hereafter – IAS 19). Under the provisions of IAS 19, the severance pay plan of the Company considered “defined benefit plan” as detailed in IAS 19. Hence, the liability for employee rights upon retirement that arise from the plan is measured on an actuarial basis, and takes into account, among other things, future salary rises and turnover.

The actuarial calculations were performed by an external expert.

In addition, the amount funded is measured at its fair value. The said amounts funded comprise “plan assets” as defined in IAS 19, and hence, were set off from the liability for employee rights upon retirement for the purpose of statement of financial position presentation.

As a result, the liability for employee rights upon retirement, before deduction the fair value of plan assets, decreased as of September 30, 2008 by NIS 21 million, while the deferred tax balances decreased by approximately NIS 5 million at September 30, 2008.

The Company elected as its accounting policy to recognize actuarial gains (loss) arising from the valuation of the plan, according to IAS 19, on a current basis to other comprehensive income.

Actuarial losses in the amounts of NIS 2 million, net of tax, for the period of nine months ending September 30, 2008 were charged to other comprehensive income.

Finance income (expenses) in the amounts of NIS (3) million and NIS (1) million for the nine and three months ended September 30, 2008, were charged to statements of income. Cost of sales decreased for the nine and three months ended September 30, 2008 by NIS 9 million, and NIS 6 million respectively. The income tax expense for the nine and three months ended September 30, 2008 increased by NIS 3 million, and NIS 2 million, respectively.

D.	Licenses and other intangible assets

1.	The values of the Licenses and other intangible assets have been adjusted for changes in the general purchasing power of the Israeli currency, see B above.

2.	Under US GAAP costs to acquire and to retain telecommunication customers are expensed in the period incurred.

Under IFRS costs to acquire or retain postpaid mobile telecommunication customers, pursuant to a contract with early termination penalties are in some cases capitalized if (1) such costs are identifiable and controlled; (2) it is probable that future economic benefits will flow from the customers to the Company; and (3) such costs can be measured reliably. Subsidies on handsets sales, which are calculated by deducting the customer’s payment toward the handset from the cost of the handset, and sales commissions, are included in the customer acquisition and retention costs. Capitalized customer acquisition and retention costs are amortized over their expected useful life which is not longer than their minimum enforceable period, which is generally a period of 18 months, using the straight-line method. In the event that a customer churns off the network within the period, any unamortized customer acquisition or retention costs are written off in the period in which the customer churns.

Accordingly, when handsets are sold to end customers for purpose of acquiring new customers or retaining existing customers, the Company subsidizes the sale of the handset by selling it at a price below its cost to secure a fixed-term service contract. The handset sale is then treated as a non-revenue-generating transaction and accordingly, no revenue is recognized from these types of handset sales. As of 2009, the said costs fulfill the above mentioned conditions and therefore the subsidy, which represents the difference between the cost of the handset and the payment received from the customer for the handset, is capitalized as an element of customer acquisition and retention costs and included in intangible assets.

Costs to acquire pre-paid telecommunication customers are expensed in the period incurred.

E.	Asset Retirement Obligation

The Company recognizes a liability in respect of asset retirement obligation (ARO) associated with the retirement of a tangible long lived asset in the period in which it is incurred and becomes determinable, with an offsetting increase in the carrying amount of the associated asset. The cost of the tangible asset, including the initially recognized ARO, is depreciated such that the cost of the ARO is recognized over the useful life of the asset. Under US GAAP, the interest rate used for measuring changes in the liability would be the credit-adjusted, risk-free rate that existed when the liability, or portion thereof, was initially measured. Under IFRS, the Company uses a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the liability in accordance with IAS 37. The application of the exemption of deemed-cost for property and equipment described in note A above resulted that property and equipment were revalued to their fair values at the transition date.

As a result, the provision for asset retirement obligation increased by NIS 8 million as of September 30, 2008; while the deferred tax balances increased by NIS 2 million, as of September 30, 2008.

Finance costs for the nine months ended September 30, 2008 increased by NIS 1 million.

Under US GAAP the provisions were presented as part of other liabilities. Under IFRS the provisions are presented separately on the statement of financial position.

F.	Derivative financial instruments

US GAAP does not require bifurcation of a foreign currency embedded derivative if payment is denominated in the local currency of a substantial party to the contract. Under IFRS, bifurcation is not required also if payments are denominated in any currency that is commonly used to purchase or sell such items in the economic environment in which the transaction takes place. Until December 31, 2006, Israel was considered economy which the USD is “commonly used”. Accordingly there are some transaction in which foreign currency embedded derivative was bifurcated under US GAAP but not under IFRS.

The effect of applying IFRS as of September 30, 2008 includes a decrease in current derivative financial assets in the amount of NIS 2 million with corresponding amount (net of tax) to accumulated deficit. As a result, the finance expenses for the nine months ended September 30, 2008 increased by NIS 2 million.

Under US GAAP derivative financial instruments were presented in the statement of financial position within other receivables and other liabilities. Under IFRS, the derivatives are financial instruments that are measured at fair value through profit and loss and therefore are presented separately on the statement of financial position.

Hereafter additional differences between US GAAP and IFRS which relate to presentation:

G.	Share based compensation expenses

Under US GAAP, Share based compensation expenses were charged to profit and loss through corresponding increase to capital reserve. In accordance with IFRS, and on the basis of the accounting policy applied by the Company, the Company has reclassified this capital reserve to the accumulated deficit. As a result, the balance of the capital reserve decreased as of September 30, 2008 in the amount of NIS 257 million with against accumulated deficit.

H.	Classification of Finance income and expenses

Under US GAAP, financial income and expenses included interest and exchange differences, and fair value gains and losses on derivative financial instruments were also presented in finance income or loss, at their net value, below the “operating income” line item. Under IFRS, the Company presents interest income on long term receivables as part of normal operations in its statement of income under “other income” above “operating income” line item. Financial income and expenses are presented in two different line items – finance income and expenses, below the “operating income” line item.

As a result, finance income from sale of handsets in installments was reclassified from finance income to other income in the amounts of NIS 51 million and NIS 14 million for the nine and three months ended September 30, 2008. Credit card commission expenses were reclassified from finance expenses to general and administrative expenses in the amounts of NIS 21 million and NIS 7 million for the nine and three months ended September 30, 2008.

According to US GAAP, financial income and expenses are presented net in the income statement. According to IFRS, financial income is disclosed separately from financial expenses in the income statement and accordingly, the Company separately presented financial expenses and income.

I.	Explanation of material adjustments to the statements of cash flow

1. Interest paid in the amounts of NIS 68 million during the nine months ended September 30, 2008, that were included in operating cash flows under US GAAP, were classified as financing cash flows under IFRS.

2. Under US GAAP deposits in funds in respect of employee rights upon retirement were recognized as investing cash flows. Under IFRS, these deposits are recognized as operating cash flows. As a result, amount of NIS 2 million for the nine months ended September 30, 2008 was reclassified from investing activity to operating activity in the statements of cash flows.

3. Under US GAAP funds paid or received from settlement of derivative financial instruments are classified as operating activity. Under IFRS, these amounts are classified under investing activities. As a result, amount of NIS 26 million, net, paid for derivative financial instruments in the nine months ended September 30, 2008, were classified to investing activity.

J.	Other comprehensive income

Under US GAAP the Company had no comprehensive income components other than net income. Therefore, no reconciliation has been presented.

K.	Reclassifications

Certain comparative figures have been reclassified to conform to the current period presentation. The change is immaterial.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: November 9, 2009